SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                             (Amendment No. 14 )(1)

                                ELXSI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par value $.001 per share
                  (and associated Common Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268613-205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Alexander M. Milley,
      3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805 (407) 849-1090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 18 Pages

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 2 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexander M. Milley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               2,161,997**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,488,797**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,161,997**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Includes: (i) shares held by other persons joining in this filing; (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire; and/or (iii) shares as to which Mr. Milley has only the right to vote.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 3 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Milley Management Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                      -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           443,488**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       443,488**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         443,488**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Consists entirely of shares beneficially owned or held by Cadmus Corporation and Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 4 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELX Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                   590,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                         590,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         590,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 5 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadmus Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 215,288**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           228,200**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       215,288**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       228,200**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         443,488**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    **   Consists of (or includes) 228,200 shares held by Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 6 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eliot Kirkland L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 231,109**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       231,109**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,109**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  Includes shares that Eliot Kirkland L.L.C. has the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 7 OF 18 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Azimuth Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                   228,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                         228,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         228,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Alexander M. Milley ("AMilley"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), and Azimuth Corporation, a Delaware corporation ("Azimuth"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9"), the Amendment No. 10 to the Original Statement dated January 7, 1996 (intended to be January 7, 1997) ("Amendment No. 10"), the Amendment No. 11 to the Original Statement dated October 22, 1997 ("Amendment No. 11"), the Amendment No. 12 to the Original Statement dated April 30, 1998 ("Amendment No. 12") and the Amendment No. 13 to the Original Statement dated October 21, 1998 ("Amendment No. 13"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

         The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") was executed and filed by AMilley, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(k)(1) (then, Rule 13d-1(f)(1)) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMilley, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Each of Amendment No. 9, Amendment No. 10 and Amendment No. 11 was executed and filed by AMilley, MMI, Cadmus, ELX and Kirkland, and each of Amendment No. 12 and Amendment No. 13 was executed and filed by AMilley, MMI, Cadmus, ELX, Kirkland and Azimuth (collectively, the "Amended Statement Filers"), jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 relates solely to the Amended Statement Filers and the other entities who joined in the execution and filing thereof, and this Amendment No. 14 relates solely to the Amended Statement Filers; such Amendments do not relate to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Act and Regulation 13D-G promulgated persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information. thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and
(iii) the completeness and accuracy of any such report or information.

         The Issuer is party to a Rights Agreement, dated as of June 4, 1997 (the "Original Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), as amended under that certain Rights Agreement Amendment, dated as of March 16, 1999 (the "Rights Agreement Amendment"; and the Original Rights Agreement as amended by the Rights Agreement Amendment, the "Rights Agreement", between the Issuer and the Rights Agent. Pursuant to the Rights Agreement, the Board of Directors of the Issuer declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock issued on or after such date also have or will have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

         This Amendment No. 14 is being filed in order to report that:

1. Pursuant to offers to purchase shares of Common Stock from stockholders of the Issuer that own of record 100-or-less shares of Common Stock (after giving effect to the Issuer's May 1992 1-for-25 reverse split of outstanding shares) first reported in Amendment No. 11 ("Cadmus Odd Lot Offers"), Cadmus has purchased an additional 50 shares of Common Stock since the date of the Amendment No. 13 (the "October 1998 Cadmus Odd Lot Purchase").

2. At various dates in October and November 1998 Cadmus purchased an aggregate of 6,000 shares of Common Stock through open market trades (the "October-November 1998 Cadmus Open Market Purchases").

3. Effective October 8, 1998, the Issuer granted to AMilley nonqualified stock options to purchase an aggregate of 7,500 shares of Common Stock (the "1998 Plan Nonqualified Options") pursuant to the Issuer's 1998 Incentive Stock Option Plan (the "1998 Plan"), which 1998 Plan Nonqualified Options become 100% exercisable on April 8, 1998.

4. On May 22, 1999, 2,000 1997 Plan Nonqualified Options (as defined in Amendment No. 11), granted to AMilley, become exercisable. Accordingly, 36,500 of the 1997 Plan Nonqualified Options are now exercisable or will be exercisable within 60 days, and the remaining 6,000 1997 Plan Nonqualified Options will become exercisable as to an additional 2,000 shares on each May 22 from 2000 through 2002.

5. In Amendment No. 13 the Amended Statement Filers reported the agreement of the Issuer and Kirkland to extend the term of the Issuer's (x) Series A Warrants to purchase 50,000 shares of Common Stock at $3.75 per share ("Series A Warrants") held by Kirkland from September 30, 1998 and (y) Series C Warrants to purchase 68,762 shares of Common Stock at $5.23 per share ("Series C Warrants") held by Kirkland from January 31, 1999 (in both cases) to a date in the future then to be determined, in consideration of which Kirkland would agree to an increase in the respective exercise prices thereof to a price then also to be determined (the "1998 Warrants Extension"). The 1998 Warrants Extension has now been formal- ized and its terms determined, as follows: (A) the term of the Series A Warrants has been extended for two years, to September 30, 2000, and the exercise price thereof increased to $4.50; and (B) the term of the Series C Warrants has been extended for two years, to January 31, 2001, and the exercise price thereof increased to $6.278.

6.       In  Amendment  No.  12  Cadmus's   direct  Common  Stock  holdings  was
         inadvertently   erroneously   reported  as  being  209,328,  due  to  a
         transposition mistake -- 209,238 was the correct figure.

7. On March 16, 1999, in connection with and substantially simultaneously with the entering into by the Issuer of the Rights Agreement Amendment, AMilley, the Issuer, Peter R. Kellogg and certain related persons and entities identified or referenced therein (and in Item 6 hereinbelow) (collectively with Mr. Kellogg, the "Kellogg Persons") entered into a Standstill Agreement, dated as of March 16, 1999 (the "Kellogg Standstill Agreement"). Under the Kellogg Standstill Agreement, among other things, AMilley was granted an irrevocable proxy to vote the shares of Common Stock held by the Kellogg Persons (as more particularly described and defined in Item 6 hereinbelow, the "Kellogg-to-AMilley Proxy"). The Kellogg Persons currently hold 673,200 shares of Common Stock.

NOTE ON GROUP STATUS AND FILING

         As a result of the Kellogg-to-AMilley Proxy and other agreements set forth in the Kellogg Standstill Agreement, AMilley and/or other Amended Statement Filers, on the one hand, and the Kellogg Persons, on the other hand, may be deemed to be persons who have agreed "to act together for the purpose of acquiring, holding, voting or disposing of" Common Stock within the meaning Rule 13d-5(b)(1) under the Act. Accordingly: (i) under such Rule 13d-5(b)(1) AMilley and/or other Amended Statement Filers and Kellogg Persons may be deemed to have formed a "group" within the meaning of such Rule and Section 13(d)(3) of the Act; and (ii) by operation of such Rule 13d-5(b)(1), such group (if it is deemed to exist) is deemed to be the beneficial owner of all equity securities of the Issuer beneficially owned by any Amended Statement Filer or Kellogg Person. As permitted under Rule 13d-4 promulgated under the Act, each Amended Statement Filer hereby disclaims beneficial ownership of any and all equity securities of the Issuer held by the Kellogg Persons or any "group" that includes Kellogg Persons. The Amended Statement Filers have checked the box at 12 on pages 2 through 7 of this Amendment No. 14 in order to express (or further express) the foregoing disclaimer. Furthermore, as permitted under item "(2)" of the "Instructions for Cover Page" of Schedule 13D (Rule 13d-101) promulgated under the Act, each Amended Statement Filer hereby disclaims: (a) membership in any "group" that includes Kellogg Persons, and (b) that the relationship of AMilley and other Amended Statement Filers, on the one hand, and the Kellogg Persons, on the other hand, is one that constitutes or forms a "group" within the meaning of
Section 13(d)(3) of the Act or Rule 13d-5(b)(1) promulgated thereunder. The Amended Statement Filers have checked the box at 2(b) on pages 2 through 7 of this Amendment No. 14 in order to express (or further express) the foregoing disclaimers.

         This Amendment No. 14: (i) relates solely to the Amended Statement Filers, who have executed and filed with Amendment No. 12 a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Act, and (ii) does not relate to any of the Kellogg Persons or any "group" that includes Kellogg Persons. Each Amended Statement Filer hereby disclaims any responsibility for: (a) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of the Kellogg Persons or any "group" that includes Kellogg Persons, (b) the timeliness of the filing of any such statement or other information, and (c) the completeness and accuracy of any such statement or other information.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the transactions enumerated in the fourth narrative paragraph of this Amendment No. 14, only the October 1998 Cadmus Odd Lot Purchase and October-November 1998 Cadmus Open Market Purchases involved the payment or transfer of funds for the purchase of securities of the Issuer.

         OCTOBER 1998 CADMUS ODD LOT PURCHASE. The October 1998 Cadmus Odd Lot Purchase was effected on October 21, 1998 and involved the purchase of 50 shares of Common Stock at a price of $10.063 per share. The total amount of funds used to complete the October 1998 Cadmus Odd Lot Purchase was approximately $503.15, and the source of such funds was Cadmus's own working capital.

         OCTOBER-NOVEMBER 1998 CADMUS OPEN MARKET PURCHASES. The respective dates, numbers of shares and purchase prices of the October-November 1998 Cadmus Open Market Purchases are as follows:

         Date of Purchase         Number of Shares             Price/Share
         ----------------         ----------------             -----------

            10/09/98                   1,000                     $  9.375
            11/13/98                   1,500                     $ 11.00
            11/13/98                   3,500                     $ 10.875
                                       -----
                                       6,000
                                       =====


         The total amount of funds used to complete the October-November 1998 Cadmus Open Market Purchases was $63,937.50 (plus brokerage commissions/mark-ups and other charges), and the source of such funds was Cadmus's own working capital.

ITEM 4.          PURPOSE OF TRANSACTION

         OCTOBER 1998 CADMUS ODD LOT PURCHASES. All Cadmus Odd Lot Offers were made pursuant to letters, substantially the same (except as to date and share numbers) as the letter filed as Exhibit B to Amendment No. 11, addressed to each record holder of 100-or-less shares (after giving effect to the May 1992 reverse split) of Common Stock for whom the Issuer has addresses. The terms of the Cadmus Odd Lot Offers are that Cadmus will purchase shares tendered pursuant thereto at the closing sale price of the Common Stock on the trading day immediately preceding the post-mark or other forwarding date of the tendering holder's return of materials. However, Cadmus has reserved the right to terminate the Cadmus Odd Lot Offers at any time, without notice.

         The purpose of the Cadmus Odd Lot Offers is to: (i) help to increase Cadmus's investment in the Issuer at what it considers to be favorable prices, in a way that is not coercive and may be advantageous to odd lot holders (i.e., by allowing them an opportunity to sell their Common Stock on a commission-free basis), and (ii) help the Issuer to reduce the burden and expense of communicating with odd lot holders who may (in any event) wish to sell their shares.

         OCTOBER-NOVEMBER 1998 CADMUS OPEN MARKET PURCHASES. The purpose of the October-November 1998 Cadmus Open Market Purchases was to increase Cadmus's investment in the Issuer at times when shares of Common Stock were available in the open market at what it considered to be favorable prices.

         1998 PLAN NONQUALIFIED OPTIONS AND 1997 PLAN NONQUALIFIED OPTIONS. The stated purpose of the both the 1997 Plan (as defined in Amendment No. 11) and the 1998 Plan is to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

         1998 WARRANTS EXTENSION. The purpose of the 1998 Warrants Extension was to accept the request of AMilley, on behalf of Kirkland (and the I Trust (as defined in Amendment No. 7), which holds 150,500 Series A Warrants) that the expiration date of the Series A Warrants and Series C Warrants be extended in return for the agreement of Kirkland (and the I Trust) that the exercise price thereof will be increased over the then-current $3.75 and $5.23 per share of Common Stock (respectively) to a higher price. In approving such request and extending the terms of the Series A Warrants and Series C Warrants (as set forth in Item 5 of the fourth narrative paragraph of this Amendment No. 14), the Board of Directors wished to help to maintain the pre-existing identity of interests between the Issuer and AMilley (the Chairman, President and Chief Executive Officer of the Issuer) and to continue to motivate AMilley in the Issuer's behalf.

         KELLOGG STANDSTILL AGREEMENT. Among the amendments to the Original Rights Agreement effected under the Rights Agreement Amendment were certain amendments to the definition of "Acquiring Person" that, in effect, permit "Kellogg Group Members" (as defined in the Rights Agreement Amendment), under certain circumstances and subject to certain limitations, to beneficially own in excess of 15% of the outstanding Common Stock without becoming "Acquiring Persons" under the Rights Agreement (the "Kellogg Rights Agreement Amendments"). The determination by the Issuer and its Board of Directors to implement the Kellogg Rights Agreement Amendments was based upon, in part, the representations, warranties, covenants and agreements of the Kellogg Persons under the Kellogg Standstill Agreement. Consistent therewith, the Rights Agreement Amendment provides that in the event that at any time any Kellogg Person is in breach of or default under the Kellogg Standstill Agreement, the effectiveness of the Kellogg Rights Agreement Amendments may, at the election of the Issuer, be suspended or terminated. Item 6 of this Amendment No. 14 sets forth a more complete description of the Kellogg Standstill Agreement, and reference is hereby made to such Item.

         (a) Subject to the legal restrictions referenced in Amendment No. 11, Cadmus's right to terminate the Cadmus Odd Lot Offers at any time and other factors that it may from time to time deem relevant, Cadmus intends to purchase any and all shares of Common Stock tendered as a result of the Cadmus Odd Lot Offers.

         In addition, from time to time after the date hereof, any one or more of AMilley, MMI, ELX, Cadmus, Kirkland or Azimuth may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

         As more fully described in Item 6 hereinbelow: (i) the Kellogg-to-AMilley Proxy covers any and all shares of Common Stock and other voting securities of the Issuer ("Other Voting Securities"), whenever acquired, and (ii) the Kellogg Persons have granted certain rights of first refusal over any shares of Common Stock or Other Voting Securities owned by them to AMilley, subject to certain exceptions. Accordingly, if and to the extent that Kellogg
Persons: (a) acquire additional shares of Common Stock or Other Voting Securities, AMilley will obtain the right to vote the same, or (b) determine to sell shares of Common Stock or Other Voting Securities, AMilley may determine to purchase the same.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) AMILLEY. The aggregate number of shares of Common Stock beneficially owned by AMilley is 2,161,997. Of these shares: (i) 25,000 are outstanding shares held by AMilley; (ii) 199,000 are purchasable upon exercise of presently exercisable options, or options exercisable within 60 days, granted by the Issuer to AMilley; (iii) 112,347 are outstanding shares held by Kirkland;
(iv) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; (v) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland; (vi) 590,200 are outstanding shares held by ELX; (vii) 215,288 are outstanding shares held by Cadmus; (viii) 228,200 are outstanding shares held by Azimuth; and (ix) 673,200 are shares of Common Stock held by Kellogg Persons as to which AMilley holds the Kellogg-to-AMilley Proxy and which are otherwise subject to the Kellogg Standstill Agreement. On a percentage basis these shares represent approximately 45.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). The foregoing excludes (in accordance with Rule 13d-3(d)(1) under the Exchange Act) the 6,000 shares of Common Stock purchasable (once vested) upon exercise of the 1997 Plan Nonqualified Options. If these 6,000 shares were included in the foregoing: (a) the aggregate number of shares of Common Stock beneficially owned by AMilley would be 2,167,997 and (b) on a percentage basis that number of shares would represent approximately 45.4% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of MMI, Kirkland, ELX, Cadmus and Azimuth.

                  MMI.   The   aggregate   number  of  shares  of  Common  Stock
beneficially owned by MMI is 443,488. Of these shares: (i) 215,288 are outstanding shares held by Cadmus; and (ii) 228,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 9.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI, Cadmus and Azimuth.

                  ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 13.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  CADMUS. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 443,488. Of these shares: (i) 215,288 are outstanding shares held by Cadmus; and (ii) 228,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 9.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between Cadmus and Azimuth.

                  KIRKLAND. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

                  AZIMUTH. The aggregate number of shares of Common Stock beneficially owned by Azimuth is 228,200, all of which are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

         (b) Each of AMilley, ELX, Cadmus, Kirkland and Azimuth has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer, except as otherwise indicated below. MMI does not directly hold any of the shares of Common Stock reported herein but, inasmuch as (x) MMI is a controlling stockholder of Cadmus, (y) Cadmus
(with AMilley) are controlling stockholders of Azimuth, and (z) consequently, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth, MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth. Cadmus does not directly hold the 228,200 shares of Common Stock reported herein as being held by Azimuth but, inasmuch as (x) Cadmus (with AMilley) are controlling stockholders of Azimuth, and (y) consequently, Cadmus may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Azimuth, Cadmus may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Azimuth. AMilley's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof; (ii) ELX arises solely from his capacity as sole general partner thereof; (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iv) Azimuth arises solely from his capacity as a director, President and (in combination with Cadmus) a controlling stockholder of Azimuth. This filing shall not be construed as an admission that any of the Amended Statement Filers is otherwise, for purposes of
Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each Amended Statement Filer hereby disclaims beneficial ownership of such shares.

         (c) Reference is hereby made to the descriptions and discussions of the purchases and other transactions appearing elsewhere in this Amendment No. 14, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         KELLOGG STANDSTILL AGREEMENT. Under the Kellogg Standstill Agreement, the Kellogg Persons have represented and warranted that: (a) their shares of Common Stock were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect; and
(b) they acknowledge and agree that their representations, warranties, covenants and agreements under the Kellogg Standstill Agreement were a material inducement to the Issuer's entering into of the Rights Agreement Amendment, and in the event of a breach thereof or default thereunder the Issuer may suspend or terminate the Kellogg Rights Agreement Amendments, terminate the Rights Agreement Amendment or take other actions having the purpose or effect of modifying or altering the Kellogg Rights Agreement Amendments. At present, "Kellogg Persons" comprise: Peter R. Kellogg; Cynthia K. Kellogg, Mr. Kellogg's spouse; I.A.T. Reinsurance Syndicate Ltd., a Bermuda corporation, and its subsidiaries; the Peter R. Kellogg & Cynthia K. Kellogg Foundation, a New Jersey corporation; and the NOM Trust U/W/O James C. Kellogg, III, a New Jersey-domiciled trust.

         Under the Kellogg Standstill Agreement, the Kellogg Persons have agreed that: (a) the number of shares beneficially owned by the "Kellogg Group Members" and their respective "Affiliates" and "Associates" (as such terms are defined in the Rights Agreement Amendment) will not exceed the Kellogg Group Member Limit (as defined in the Rights Agreement Amendment and described hereinbelow); (b) they will prepare and file with the Securities and Exchange Commission (the "Commission") and deliver to the Issuer, in each case on a timely basis, all schedules, statements and other reports in respect of the Issuer and/or Common Stock required under Section 13 or 16 of the Act; that such schedules, statements or other reports will contain all of the disclosures and information required under the applicable rules and regulations of the Commission; and that such disclosures and information will be true, correct and complete in all material respects; and (c) if after the date of the Kellogg Standstill Agreement any Kellogg Group Member or any Affiliate or Associate thereof who (in each case) is not already a "Kellogg Person" party to the Kellogg Standstill Agreement purchases or otherwise acquires any shares of Common Stock or Other Voting Securities, that person or entity will promptly thereafter take the actions specified therein to become a "Kellogg Person" party to the Kellogg Standstill Agreement. Under the Rights Agreement Amendment, the "Kellogg Group Member Limit" is the greater of: (i) 1,000,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends, etc.) less the number of shares of Common Stock beneficially owned by all Kellogg Related Persons (as defined in the Rights Agreement Amendment) and all of their respective Affiliates and Associates, and (ii) 15% of the shares of Common Stock then outstanding; provided that if at any time it is established that any Kellogg Group Member or any Affiliate or Associate of any Kellogg Group Member who is a beneficial owner of Common Stock acquired those securities with the purpose or effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, then the foregoing clause (i) shall no longer be effective and the "Kellogg Group Member Limit" will be 15% of the shares of Common Stock outstanding.

         Under the Kellogg Standstill Agreement, each Kellogg Person has irrevocably constituted and appointed AMilley the attorney-in-fact and proxy of such Kellogg Person, with full power of substitution, to vote all shares of Common Stock and Other Voting Securities which such Kellogg Person is entitled to vote at any annual or special meeting of the stockholders of the Issuer, and to express consent or dissent to any corporate action in writing without a meeting of the stockholders of the Issuer, in such manner as AMilley or his substitute may determine (the "Kellogg-to-AMilley Proxy"). The
Kellogg-to-AMilley Proxy: (i) is stated to be coupled with an interest and irrevocable; (ii) covers any and all shares of Common Stock and Other Voting Securities owned by any Kellogg Person, whenever acquired; and (iii) will remain in effect for so long any Rights are outstanding under the Rights Agreement. No Kellogg Person may grant any proxy or power of attorney to any person or entity which conflicts with the Kellogg-to-AMilley Proxy.

         Under the Kellogg Standstill Agreement, the Kellogg Persons have granted to AMilley certain rights of first refusal over any shares of Common Stock or Other Voting Securities owned by them that they may determine to sell or otherwise dispose of, subject to certain exceptions. AMilley has the right to designate a different person or entity to effect the purchase of any such shares or Other Voting Securities as to which such rights may be exercised.

         Under the Kellogg Standstill Agreement, each Kellogg Person has agreed that, unless and to the extent otherwise consented to in writing by the Issuer, such Kellogg Person will not: (a) solicit proxies with respect to any Common Stock or Other Voting Securities, actively oppose any action approved by a majority of the Continuing Directors (as defined in the Rights Agreement) of the Issuer, or become a "participant" in any "election contest" relating to the election of directors of the Issuer; (b) propose, make or initiate, or solicit stockholders of the Issuer for the approval of, one or more stockholder proposals; (c) propose, or make, initiate or solicit any proposals from, or provide any information or participate in any discussions or negotiations with, or otherwise cooperate in any way with or assist, any person or entity concerning any merger, consolidation, other business combination, tender or exchange offer, recapitalization, liquidation or dissolution or any purchase or other acquisition or sale or other disposition of assets (other than in the ordinary course of business) or shares of capital stock of the Issuer or any of its subsidiaries or divisions or any similar transaction involving the Issuer or any subsidiary or division of the Issuer or any subsidiary; (d) take any other action for the purpose of or with the effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect; (e) form, join or in any way participate in any "group" with respect to any securities of the Issuer (except a group consisting entirely of Kellogg Group Members, Kellogg Related Persons, Milley Group Members and/or their respective Affiliates or Associates (as such terms are defined in the Rights Agreement)); or (f) induce, attempt to induce, encourage or solicit, or cooperate with, any other person or entity to do any of the foregoing.

         Under the Kellogg Standstill Agreement, if after the date thereof any Kellogg Related Person or any Affiliate or Associate thereof acquires any additional shares of Common Stock or Other Voting Securities, that person or entity must promptly thereafter take the actions specified therein in order to make applicable to such shares the Kellogg-to-AMilley Proxy, the above-described rights of first refusal and the covenants and agreements described in the immediately preceding paragraph hereof.

         Under the Kellogg Standstill Agreement, Peter R. Kellogg indemnifies the Issuer, AMilley, the other Milley Group Members and their respective officers, directors, employees, agents, professional advisors and controlling persons, for the period of time specified therein, from and against any and all Losses (as defined therein) incurred or suffered by any of them as a result of or arising out of or in connection with the Rights Agreement Amendment and/or Kellogg Standstill Agreement.

         Under the Kellogg Standstill Agreement, the Issuer has agreed that, for so long as there is not any breach of or default under the Kellogg Standstill Agreement on the part of any Kellogg Person, it will not suspend or terminate any of the Kellogg Rights Agreement Amendments, terminate the Rights Agreement Amendment or take any other action having the purpose or effect of modifying or altering the Kellogg Rights Agreement Amendments.

         Under the Kellogg Standstill Agreement, the Kellogg Persons and AMilley have made certain agreements: (a) intended to implement their mutual agreement
(i) on the one hand, that AMilley satisfy his obligations to prepare and file schedules in respect of the Issuer and Common Stock under Regulation 13D-G under the Act by filing schedules thereunder that set forth the disclosures and information required thereunder in respect of himself and other Milley Group Members and their respective Affiliates and Associates and not any Kellogg Group Member, Kellogg Related Person or any of their respective the Affiliates or Associates, and (ii) on the other hand, that the Kellogg Persons satisfy their obligations to prepare and file schedules in respect of the Issuer and Common Stock under Regulation 13D-G by filing schedules thereunder that set forth the disclosures and information required thereunder in respect of the Kellogg Persons and/or other Kellogg Group Members and their respective Affiliates and Associates and not any Milley Group Member or any Affiliate or Associate thereof; and (b) with respect to certain disclaimers that they shall make in their respective filings under Regulation 13D-G. The disclaimers and other statements made in the "Note on Group Status and Filing" section hereinabove are made in accordance with such agreements.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A -- Joint Filing Agreement, dated April 30, 1998, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Eliot Kirkland L.L.C. and Azimuth Corporation (incorporated by reference to Exhibit A to Amendment No. 12)

         Exhibit B -- Rights Agreement, dated as of June 4, 1997, between ELXSI Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.17 to the Issuer's Form 8-A Registration Statement dated and filed with the Commission on June 10, 1997 (File No. 0-11877))

         Exhibit C -- Rights Agreement Amendment, dated as of March 16, 1999, between ELXSI Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 2 to the Issuer's Form 8-A/A Registration Statement (Post-Effective Amendment No. 1) dated and filed with the Commission on March 19, 1999 (File No. 0-11877))

         Exhibit D -- Standstill Agreement, dated as of March 16, 1999, among ELXSI Corporation, Alexander M. Milley and the "Kellogg Persons" party thereto (incorporated herein by reference to Exhibit 3 to the Issuer's Form 8-A/A Registration Statement (Post-Effective Amendment No. 1) dated and filed with the Commission on March 19, 1999 (File No. 0-11877))

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 22, 1998



                                        MILLEY MANAGEMENT INCORPORATED


/s/ ALEXANDER M. MILLEY                 By: /s/ ALEXANDER M. MILLEY
------------------------------              -----------------------------------
Alexander M. Milley,                        Alexander M. Milley
individually                                President


ELX LIMITED PARTNERSHIP                 CADMUS CORPORATION


By: /s/ ALEXANDER M. MILLEY             By: /s/ ALEXANDER M. MILLEY
------------------------------              -----------------------------------
    Alexander M. Milley                     Alexander M. Milley
    Sole General Partner                    President


ELIOT KIRKLAND L.L.C.                   AZIMUTH CORPORATION


By: /s/ ALEXANDER M. MILLEY             By: /s/ ALEXANDER M. MILLEY
------------------------------              -----------------------------------
    Alexander M. Milley                     Alexander M. Milley
    President                               President